Norman Cay Development, Inc.

4472 Winding Lane, Stevensville, MI 49127 tel: 269-429-7002

September 2, 2010

Kathleen Krebs

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Norman Cay Development Inc.

File No. 333-167284

SEC Comment letter dated August 18, 2010

Dear Ms. Krebs:

Norman Cay Development Inc. (the “Company”), a Nevada corporation, has received and reviewed your letter of August 18, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on June 3, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated August 18, 2010.

Prospectus Summary. page 6

The Company Overview, page 6

1.

We note your response to comment three from our letter dated July 30, 2010. Please revise to indicate clearly whether you have filed an application to become a reseller for any wireless provider and have performed any market research to determine a suitable retail location. Further, revise to disclose whether you have received any firm commitments or indications of interest from friends, family, or business acquaintances regarding potential investments in your company.

RESPONSE:

We have revised the Filing on Pages 6-7 to include the following language:

Pg. 6:

“Norman Cay Development, Inc. was incorporated in the State of Nevada on April 28, 2010. We intend to become an authorized reseller of wireless telephones and service plans. As of the date hereof, we have not filed any application to become an authorized reseller with any wireless network distributors. The Company has contacted locations where space, both retail and kiosk, is available. Due to the current financial conditions in the area, retail space is being offered with many incentives. We do not foresee any significant difficulties in identifying and securing adequate retail space.”

Pg. 7:

“Although we were only recently incorporated and have not yet commenced substantive operations, we believe that conducting this offering will allow the Company added flexibility to raise capital in today's financial climate. Although, there can be no assurance that we will be successful in our attempt to sell 100% of the shares being registered hereunder, we believe that investors in today's markets demand full transparency and by our registering this offering we will be able to capitalize on this fact. The Company intends to begin substantive operations in the coming months and believes it will be able to do so even if no funds are raised hereunder. Our initial plan of operations calls for the Company to finalize the application process with several wireless providers. This requires the Company to show initial capital in the range of $20,000-$25,000, this amount will be available to us if we are able to sell 50% of the shares offered hereby. If we receive the funds necessary to become an authorized reseller for one or more wireless service providers, we will execute such agreement and begin seeking out adequate kiosk space from which we can begin our operations. Initially, we intend to use proceeds from this offering to secure the reseller’s license, identify and secure the retail location, and purchase initial inventory.  In the absence of such sales, our Management will seek out reasonable loans from friends, family and business acquaintances necessary to allow the Company to continue to meet its obligations, including covering any such cost associated with being a fully reporting Company with the Securities and Exchange Commission ("SEC") and continuing to develop our initial business operation. At this point we have not received any firm commitments or indications from any family, friends or business acquaintances regarding any potential investment in the Company.”

2.

We note your response to comment four from our letter dated July 30, 2010. Revise the second to last sentence in the first paragraph at the top of page 7 to clearly state the company, Ms. Guidarelli, or any other affiliated or unaffiliated party has no plans to use the company as a vehicle for a private company to become a reporting company once the company becomes a reporting company.

RESPONSE:

We have revised the Filing on Page 7 to include the following language:

“Neither the Company, Ms. Guiardelli nor any other affiliated or unaffiliated entity has any plans to use the Company as a vehicle for a private company to become a reporting company once Norman Cay Development, Inc. becomes a reporting Company.”

Risk Factors, page 8

Shares of our common stock that have not been registered under the Securities Act of 1933, as amended. regardless of whether such shares are restricted or unrestricted. are subject to resale restrictions imposed by Rule 144. including those set forth in Rule 144(i) which apply to a "shell company" .... page 9

3.

Please revise the second sentence of this risk factor heading and the last sentence of the risk factor to clarify that any shares held by affiliates, including any shares received in a registered offering, will be subject to the resale restrictions of Rule 144(i).

RESPONSE:

We have revised the Filing on Page 10 to include the following language:

“Shares of our Common Stock that have not been registered under the Securities Act of 1933, as amended, regardless of whether such shares are restricted or unrestricted, are subject to resale restrictions imposed by Rule 144, including those set forth in Rule 144(i) which apply to a “shell company.” In addition, any shares of our Common Stock that are held by affiliates, including any received in a registered offering, will be subject to the resale restrictions of Rule 144(i).

Pursuant to Rule 144 of the Securities Act of 1933, as amended (“Rule 144”), a “shell company” is defined as a company that has no or nominal operations; and, either no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets.  As such, we are a “shell company” pursuant to Rule 144, and as such, sales of our securities pursuant to Rule 144 are not able to be made until 1) we have ceased to be a “shell company"; 2) we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; 3)and have filed all of our required periodic reports for at least the previous one year period prior to any sale pursuant to Rule 144; and a period of at least twelve months has elapsed from the date “Form 10 information” has been filed with the Commission reflecting the Company’s status as a non-“shell company.”  If less than 12 months has elapsed since the Company ceases being a “shell company”, then only registered securities can be sold pursuant to Rule 144. Therefore, any restricted securities we sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose will have no liquidity until and unless such securities are registered with the Commission and/or until a year after we cease to be a “shell company” and have complied with the other requirements of Rule 144, as described above.  As a result, it may be harder for us to fund our operations and pay our consultants with our securities instead of cash.  Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the Commission, which could cause us to expend additional resources in the future.  Our status as a “shell company” could prevent us from raising additional funds, engaging consultants, and using our securities to pay for any acquisitions (although none are currently planned), which could cause the value of our securities, if any, to decline in value or become worthless. Lastly, any shares held by affiliates, including shares received in any registered offering, will be subject to the resale restrictions of Rule 144(i).”

Because our sole officer and director owns an aggregate of 100% of our outstanding common stock. the market price of our shares would most likely decline if he were to sell a substantial number of shares all at once or in large blocks, page 9

4.

Please revise the third sentence of this risk factor to disclose that Ms. Guidarelli will be subject to the resale restrictions of Rule 144(i) for the resale of her shares.

RESPONSE:

We have revised the Filing on Page 10 to include the following language:

“Because our sole officer and director owns an aggregate of 100% of our outstanding Common Stock, the market price of our shares would most likely decline if she were to sell a substantial number of shares all at once or in large blocks.

Our sole officer and director, Shelley Guidarelli, owns 5,000,000 shares of our Common Stock, which equates to 100% of our outstanding Common Stock prior to the completion of this offering.  There is presently no public market for our Common Stock, although we plan to apply for quotation of our Common Stock on the FINRA over-the-counter bulletin board upon the effectiveness of the registration statement of which this prospectus forms a part.  Any shares held by Ms. Guidarelli, including shares received in any registered offering, will be subject to the resale restrictions of Rule 144(i).  The offer or sale of a large number of shares at any price may cause the market price to fall.  Sales of substantial amounts of Common Stock or the perception that such transactions could occur may materially and adversely affect prevailing markets prices for our Common Stock.”

If a Market for Our Common Stock Does Not Develop, ... page 13

5.

Please revise this risk factor to remove the double negatives. The relevant part of the first sentence should read "and no such market may ever develop," and the relevant part of the third sentence should read "There is no guarantee that our shares may be traded."

RESPONSE:

We have revised the Filing on Page 14 to include the following language:

“If a Market for Our Common Stock Does Not Develop, Shareholders May Be Unable To Sell Their Shares.

There is currently no public trading market for our Common Stock, and no such market may ever develop. While we intend to contact an authorized OTC Bulletin Board market-maker for sponsorship of our securities on the OTC Bulletin Board, there is no assurance that our application will be approved. There is no guarantee that our shares may ever be traded on the bulletin board, or, if traded, a public market may not materialize. If our Common Stock is not traded on the bulletin board or if a public market for our Common Stock does not develop, investors may not be able to re-sell the shares of our Common Stock that they have purchased and may lose all of their investment.”

Use of Proceeds, page 14

6.

You provide tabular disclosure of how you intend to use the net proceeds of the offering assuming that you sell all the shares. Provide similar tabular disclosure of your intended use of the net offering proceeds if you sell only 50% and 10% of the shares being offered. This will facilitate a reader's understanding and comparison of the potential outcomes of the offering.

RESPONSE:

We have revised the Filing on Page 15 to include a chart of our intended use of the net offering proceeds if we only sold 50% and 10% of the shares being offered.

7.

Please further itemize the amount of proceeds that you intend to use for each purpose under "Business Development."

RESPONSE:

We have revised the Filing on Page 15 to include a chart which further itemizes the amount of proceeds we intend to use for each purpose under “Business Development.”

Information with respect to the Registrant, page 18

8.

Please remove the reference to National Intelligence Association, Inc. or explain this reference.

RESPONSE:

This was a typographical error and we have removed this reference on Page 19 of the Filing.

Description of our Business. page 18

9.

We note your statement in the fifth paragraph on page 18 that you have "begun taking the necessary steps to complete the applications to become a licensed reseller." As discussed in comment one above, revise to disclose whether you have filed any application with a wireless company and, if so, where you are in the application process. Also, to inform your potential investors, please describe the major milestones of the application and review process.

RESPONSE:

We have revised the Filing on Page 20-21 to include the following language:

Pg. 20:

“We have not applied for a reseller's license and although we have not obtained any reseller’s license, to date, we plan to seek out and establish mutually beneficial relationships with various wireless wholesalers through which we will act as an authorized reseller.”

Pg. 21:

“Obtaining a Resellers License

In the current marketplace, the most common and easiest way of becoming a licensed reseller is by contacting a master dealer.  The master dealer will typically have a contract with a major carrier (i.e. Verizon, Cricket, Sprint, AT&T) that will authorize the master dealer to establish and maintain reseller's licenses with local and regional retailers. The master dealer will operate as the conduit to the major supplier or to major suppliers; some have only one cell phone carrier that they represent and others may represent multiple carriers.

The process of identifying and contracting with a master dealer is not always an easy task, and may require proof of adequate capitalization and a solid business plan prior to contracting with any potential reseller.  Once licensed, the master dealer will typically provide basic training and support; they may provide collateral items necessary to launch our retail efforts (posters, brochures, paper contracts) and they will act as the supplier for our cell phone inventory. Additionally, the master dealer will provide the activation system for new service activation and typically they will be responsible for paying commissions to us for the new activations.

Once under contract, the sale of a variety of licensed products will be a key element of our strategy and we intend to expand our offerings of licensed products over the coming years. Under typical license agreements with any master dealer, we will be generally required to achieve minimum net sales of licensed products, pay guaranteed minimum royalties, and make specified royalty and advertising payments (usually based on a percentage of net sales of licensed products).  Failure to satisfy the requirements or otherwise meet our obligations under a potential license agreement usually grants the licensor the right to terminate our license. Once we obtain a reseller’s license, we will file this agreement as an exhibit to this S-1 Registration Statement.”

10.

Further, other than an initial capital requirement of $20,000 to $25,000, please disclose whether there are any other material conditions or limitations to becoming a licensed reseller such as franchised territory. Once you obtain a reseller's license, please confirm you will file this agreement as an exhibit.

RESPONSE:

We have revised the Filing on Page 21 to include the following language:

“The process of identifying and contracting with a master dealer is not always an easy task, and may require proof of adequate capitalization and a solid business plan prior to contracting with any potential reseller.  Once licensed, the master dealer will typically provide basic training and support; they may provide collateral items necessary to launch our retail efforts (posters, brochures, paper contracts) and they will act as the supplier for our cell phone inventory. Additionally, the master dealer will provide the activation system for new service activation and typically they will be responsible for paying commissions to us for the new activations.

Once under contract, the sale of a variety of licensed products will be a key element of our strategy and we intend to expand our offerings of licensed products over the coming years. Under typical license agreements with any master dealer, we will be generally required to achieve minimum net sales of licensed products, pay guaranteed minimum royalties, and make specified royalty and advertising payments (usually based on a percentage of net sales of licensed products).  Failure to satisfy the requirements or otherwise meet our obligations under a potential license agreement usually grants the licensor the right to terminate our license. Once we obtain a reseller’s license, we will file this agreement as an exhibit to this S-1 Registration Statement.”

First Year Operations, page 19

11.

We note you intend to open kiosks in Michigan or elsewhere in the Midwest and you anticipate your rent will be about $1,200 to $1,400 per month. Please revise to discuss whether you have conducted any market research to determining suitable kiosk locations (and the results of this research). For instance, your initial target is customers who do not have a wireless provider. Discuss what you have done to determine what locations in Michigan or the Midwest have low cell phone penetration or usage and how such locations compare with your budgeted rental expense.

RESPONSE:

We have revised the Filing on Page 21 to include the following language:

“We anticipate that our retail location will cost approximately $1,200-$1,400 per month and that we may have to commit to a long-term lease in order to receive the lowest rent possible. As the Company has a limited operating history, we expect that a large security deposit and significant time commitment will be required in order for the Company to secure a lease. However, as we intend to initially seek out kiosk space, we anticipate more favorable terms with a kiosk rental agreement. The Company has contacted locations in Stevensville, Michigan where space, both retail and kiosk, is available. Such locations have much lower monthly rental fees as compared to our monthly budgeted rental expense. Additionally, due to the current financial conditions in the area, retail space is being offered with many incentives. Management believes that kiosk space has a higher turnover rate than traditional commercial real estate. Accordingly, we will attempt to leverage a rental agreement on terms most favorable to the Company. After conducting a simple Google® search, we have determined that there is only one wireless cell phone reseller in Stevensville, and there is plenty of untapped market potential in that area.”

12.

Please revise the fifth paragraph on page 19 to disclose how much it will cost you to retain a qualified consultant to assist the company with its marketing and sales strategy and to purchase initial inventory.

RESPONSE:

We have revised the Filing on Page 22 to include the following language:

“Concurrently, we will use any additional funds raised under the offering to begin assessing the level and scope of our potential marketing plan, and we will seek to retain a qualified consultant to assist the Company with our marketing and sales strategy. We have not sought out any qualified consultants at this time; therefore, we are unable to estimate how much it will cost to retain a qualified consultant. If we are able to augment funds raised hereunder with additional sales of our licensed product line, we believe that the Company will be able to initiate its operational plan on a limited basis, with the scope and breadth of such plan to be determined based on the financial condition of the Company at such time.”

13.

Please explain how you will generate revenues.

RESPONSE:

We have revised the Filing on Page 24 to include the following language:

“We anticipate generating our revenue through the following means:

•

Prepaid Activations and Recharge: We intend to heavily market and offer prepaid phones. These phones are extremely popular with persons who do not want a fixed monthly bill, long-term contract, have poor credit histories, and for those who are new to cellular phones and do not intend to use the phone extensively. Revenue is generated in one of two ways, (i) the mark-up from wholesale to retail price of the pre-paid phone; and, (ii) commissions paid on pre-paid calling cards and pre-paid minutes;

•

New Contract Activations:  When our sales team is able to sell a potential customer a new long-term service plan, typically a one to two year contract, our commission will range from $75.00-$250.00 depending on the carrier, service plan sold, contract period and additional features;

•

Upgrades/Contract Extensions: A contract or upgrade occurs at the end of contract period should the customer decide to extend the contract period;

•

Service Plan Add-ons:  Add-ons typically include services like unlimited text messaging packages, Smartphone email and business professional packages, and/or an internet packages to their existing phone plans;

•

Accessory Sales: We intend to offer a multitude of cell phone accessories, such as cases, chargers, and hands- free headsets.”

14.

In the second to last paragraph on page 19, you state additional financing will be in the form of debt or equity financing from Ms. Guidarelli. Please disclose an estimated range (minimum and maximum) of financing that will be available from her.

RESPONSE:

We have amended the Filing on Page 22 to include the following language:

“Additionally, during the following twelve month period, we anticipate that we will begin to generate revenues sufficient to cover our initial operating costs. This is important, as we anticipate that additional funding will be in the form of debt financing or equity financing from the sale of our Common Stock or sales of convertible promissory notes that are convertible into shares of our Common Stock. We will seek out additional funds from friends, family, and business acquaintances; however, there is no guarantee that such funds will be available. At this point we have not received any firm commitments or indications from any family, friends or business acquaintances regarding any potential investment in the Company and if we do not obtain the necessary additional financing, we will be forced to scale back our plan of operations and our business activities.”

15.

In the last paragraph on page 19, please disclose the basis for your statement that your "business model will [not] require significant levels of cash to operate" and quantify the amount of cash you believe you will need to operate on a monthly basis.

RESPONSE:

We have revised the Filing on Page 22 to include the following language:

“We intend to use any such funds raised hereunder to implement our business plan as discussed herein, and if we are not successful in raising funds under this offering, we will seek out debt or equity financing from any and all sources available to the Company and its Management.  Once we are beyond start-up costs we believe we will need around $8,500 per month in operating costs. This estimate is based on the following: i) renting a store or kiosk, priced on the high end around $1,200; ii) a salary of around $2,000 per month based on 4 part time employees working for around 15 hours each, making $8.50 per hour; iii) commercial rental insurance of $300 per month; and iv) monthly inventory supply budgeted at $5,000 will get us about 25 phones per month, costing on average $200 per phone. In order to ensure that costs are being kept under control in our initial stages of development, we have sought to eliminate all unnecessary costs, which will allow us to focus on raising sufficient capital to initiate our business plan. Our current cash position will not allow us to expand and will keep our operations minimal. If we are unable to improve our current cash position by receiving funds under this offering, we may need to seek out debt or equity financing from other sources.”

Management's Discussion and Analysis, page 20

Liquidity and Capital Resources, page 20

16.

We note your response to comment 12 from our letter dated July 30, 2010. You disclose that you issued a note payable for $9,928 on Apri129, 2010 and another note payable for $20,000 on May 10, 2010. You disclose that both of these notes are due on demand. We note, however, that the promissory note you filed as Exhibit 10.2 indicates that you issued a note for $29,928.25 on May 10, 2010 and that this note is due on or before May 10, 2011. Please reconcile these inconsistencies. Also revise to disclose how you intend to pay the interest and principal on this note by May 10, 2011, including whether you intend to use any of the offering proceeds for this purpose.

RESPONSE:

We have revised the Filing on Page 25 to include the following language:

“On April 29, 2010, the Company issued a note payable to a non-related party for proceeds of $9,928. Under the terms of the note payable, the amount is unsecured, due interest at 10% per annum, and due on demand. The terms of the note were never memorialized in an agreement. On May 10, 2010, the Company issued a note payable to the same non-related party as the first note for proceeds of $20,000. As the note for $9,928 was never reduced to writing, the two notes were consolidated into the May 10, 2010 note. Under the terms of the note payable, the amount is unsecured, due interest at 10% per annum, and due on or before May 10, 2011.”

Directors. Executive Officers. Promoters and Control Persons, page 23

17.

Please disclose how long Ms. Guidarelli has been employed by CPGjobs. Revise to make clear that you have one officer and director who is the same person rather than referring to officers and directors in the plural. Refer to prior comments 20 and 21 from our comment letter dated June 25. 2010.

RESPONSE:

We have revised the Filing on Page 28 to include the following language:

“Ms. Shelley Guidarelli has been the President, owner, recruiter, and consultant of her business, Guidarelli Staffing Solutions, LLC, since 1985. She is also currently the Contract Recruiting Partner for CPGjobs, where she has been employed for 8 years, and her business, Guidarelli Staffing Solutions, LLC, is an affiliate of CPGjobs.  Both companies provide search services for companies looking to fill open positions.  Ms. Guidarelli has extensive experience in Corporate Sales, Business Development, and client management and brings strong industry knowledge and competitive skills in her approach to business.”

Executive Compensation, page 23

18.

We reissue comment 13 from our letter dated July 30, 2010. Refer to Regulation S-K Item 402(n)(v) and the Instructions to Items 402(n)(2)(v) and (vi). You must revise to disclose whether the dollar value reported in column (e) of the Summary Compensation Table is the grant date aggregate fair value of the stock award computed in accordance with FASB ASC Topic 718.

RESPONSE:

We have revised the Filing on Page 28 to include the following language:

“Notes to Summary Compensation Table:

The stock awards to Shelley Guidarelli were issued beginning April 29, 2010 for services rendered in connection with the formation of the Company. This dollar estimate is based on the grant date aggregate fair value at the close of business in accordance with FASB ASC Topic 718.”

19.

You disclose on page 23 that Ms. Guidarelli will receive a monthly fee of $2,500 under the management agreement and that the fee may be converted into shares of common stock "at a conversion rate to be determined by and between the Company and Mr. Ross from time to time." Please explain your reference to "Mr. Ross." Disclose whether this is Steven Ross, the person who loaned the company $29,928.25. Disclose Mr. Ross' role in the company, including whether he would be considered a promoter under Rule 405 of Regulation C. If applicable, provide disclosure regarding Mr. Ross under Item 404(c) of Regulation S-K.

RESPONSE:

This was a typographical error and we have revised the Filing on Page 28 to include the following language:

“Pursuant to a Management Agreement dated May 1, 2010, Shelley Guidarelli agreed to act as ours President and Chief Executive Officer, and Chairman of the Board of Directors. Additionally, she has agreed to act as our sole officer and director and currently devotes approximately 15-20 hours per week to manage the affairs of the Company. Ms. Guidarelli received a stock award of 5,000,000 shares of the Company's common stock in exchange for such activities related to the Company's pre-incorporation activities and costs associated with the Company's formation. Additionally, pursuant to the Management Agreement, Ms. Guidarelli shall receive a monthly fee of $2,500 per calendar month. Such Fee may be converted into shares of the Company's common stock at a conversion rate to be determined by and between the Company and Ms. Guidarelli from time to time. Such fee shall be payable on the last day of each calendar quarter. As of the date of this Filing, all compensation due and owing Ms. Guidarelli is being accrued and deferred until such time that Ms. Guidarelli believes it to be in the best interest of the Company to pay any such amounts due and owing. There are no annuity, pension or retirement benefits proposed to be paid to our current officer and director and employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or any of its subsidiaries, if any.”

Security Ownership of Certain Beneficial Owners and Management. page 24

20.

Please update your beneficial ownership information from May 26, 2010 to the most recent practicable date.

RESPONSE:

We have updated the beneficial ownership information on Page 29 to include the following language:

“The following table sets forth certain information at August 31, 2010, with respect to the beneficial ownership of shares of common stock by (i) each person known to us who owns beneficially more than 5% of the outstanding shares of common stock (based upon reports which have been filed and other information known to us), (ii) each of our Directors, (iii) each of our Executive Officers and (iv) all of our Executive Officers and Directors as a group. Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares shown. As of August 31, 2010, we had 5,000,000 shares of common stock issued and outstanding.”

Certain Relationships and Related Transactions, page 25

21.

Please revise this disclosure in light of Ms. Guidarelli's management agreement with the company. Please refer to Item 404(d) of Regulation S-K.

RESPONSE:

We have revised the Filing on Page 30 to include the following language:

“Pursuant to a Management Agreement dated May 1, 2010, Shelley Guidarelli agreed to act as ours President and Chief Executive Officer, and Chairman of the Board of Directors. Additionally,  she has agreed to act as our sole officer and director and currently devotes approximately 15-20 hours per week to manage the affairs of the Company. Ms. Guidarelli received a stock award of 5,000,000 shares of the Company's common stock in exchange for such activities related to the Company's pre-incorporation activities and costs associated with the Company's' formation. Additionally, pursuant to the Management Agreement, Ms. Guidarelli shall receive a monthly fee of $2,500 per calendar month. Such Fee may be converted into shares of the Company's common stock at a conversion rate to be determined by and between the Company and Ms. Guidarelli from time to time. Such fee shall be payable on the last day of each calendar quarter. As of the date of this Filing, all compensation due and owing Ms. Guidarelli is being accrued and deferred until such time that Ms. Guidarelli believes it to be in the best interest of the Company to pay any such amounts due and owing. There are no annuity, pension or retirement benefits proposed to be paid to our current officer and director and employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or any of its subsidiaries, if any.

Except for the above disclosure, none of the following persons has any direct or indirect material interest in any transaction to which we were or are a party since the beginning of our last fiscal year, or in any proposed transaction to which we propose to be a party:

(A)

any of our directors or executive officers;

(B)

any nominee for election as one of our directors;

(C)  any person who is known by us to beneficially own, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or

(D) any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons named in paragraph (A), (B) or (C) above.”

Notes to the Financial Statements, page F-7

Note 6. Subsequent Events. page F-I0

22.

We note that you have included incomplete disclosure regarding the date through which subsequent events have been evaluated. Please either remove this disclosure or revise it accordingly.

RESPONSE:

We have revised the Filing to include the following language:

"On May 10, 2010, the Company issued a note payable to a non-related party for proceeds of $20,000. Under the terms of the note payable, the amount is unsecured, due interest at 10% per annum, and due on May 10, 2011."

Exhibits

Exhibit 5.1

23.

In the fourth paragraph of your legal opinion, your counsel opines that "the Registered Shares have been, or shall upon issuance, be issued as duly and validly authorized and issued, fully paid and non-assessable." It appears that Registered Shares is a defined term; however, the opinion does not define this term. Please have counsel revise its opinion accordingly.

RESPONSE:

We have included a revised consent of counsel.

Exhibit 23.1

24.

Your auditors' consent refers to an audit report dated June 1. 2010, while the audit report included at page F-2 is dated August 5, 2010. Please ask your auditors to revise their consent to correct this inconsistency.

RESPONSE:

We have included a revised auditor’s consent.

In connection with the Company’s responding to the comments set forth in the August 18, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Shelly Guidarelli

Shelly Guidarelli